MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                January 31, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. Monsour and Mr. Schwall
Washington, D.C.  20549

RE: THREE FORKS, INC.

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013
FILED NOVEMBER 18, 2013
FILE NO. 000-55033

REGISTRATION STATEMENT ON FORM S-1
FILED NOVEMBER 8, 2013
FILE NO. 333-192228

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10
FILED OCTOBER 29, 2013
FILE NO. 000-55033

Dear Mr. Monsour and Mr. Schwall:

Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form 10-12G, Amendment No. 1 to the Registration Statement on Form S-1 and Amendment No. 1 to the Form 10-Q which are marked to indicate changes. The following are the responses to the comments in your letter to Three Forks, Inc., dated November 26, 2013:

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013
-----------------------------------------------------
FINANCIAL STATEMENTS
--------------------
GENERAL
-------

         1. We note that you have not provided the historical financial statements of your predecessor, Five Jab, Inc., in your Form10-Q. Please note

                                  -Page 1 of 9-
that financial information of a registrant's predecessor is required for all periods before the succession, with no lapse in information required about the registrant. Financial statements for the registrant and its predecessor should be provided for all annual periods required by Rule 8-02 of Regulation S-X and all interim periods required by Rule 8-03 of Regulation S-X. Please revise your filing accordingly or tell us why these financial statements are not necessary.

ANSWER:

Please find denoted the appropriate changes to the financial statements of the Registrant in the Amendment No. 1 to the Form 10-Q that now includes the historical financial statements of Five Jab, Inc. of the periods presented for all annual periods required by Rule 8-02 of Regulation S-X and all interim periods required by Rule 8-03 of Regulation S-X as well as changes to the oil and gas disclosures required by SFAS 69.

In addition, please note that we have included appropriate changes to the financial statements of the Registrant in Amendment No. 2 to Form 10-12G that now includes the historical financial statements of Five Jab, Inc. of the periods presented.

These above changes also include updated financial statements in compliance with Rule 8-08 of Regulation S-X as to the most recent quarter ended.

NOTE 5 - SIGNIFICANT ACQUISITIONS, PAGE 13
------------------------------------------

         2. Please disclose the amount of revenue attributable to Five Jab, Inc. that is included in your statements of operations since the acquisition dates of June 30, 2013 and September 1, 2013. Refer to FASB ASC 805-10-50-2(h)(1).

ANSWER:

Please see the disclosure of the revenue attributable to Five Jab, Inc. that is now included in Note 5 for the period subsequent to the acquisition dates of June 30, 2013 and September 1, 2013.

CONTROLS AND PROCEDURES, PAGE 24
--------------------------------

         3. Please revise to disclose management's conclusion as to the effectiveness of disclosure controls and procedures as of September 30, 2013. Refer to Item 307 of Regulation S-K.

ANSWER:

We have revised the Controls and Procedures for your comment.

         4. Please revise to disclose any changes in your internal control over financial reporting for the fiscal quarter ended September 30, 2013. Refer to
Item 308(c) of Regulation S-K.

                                  -Page 2 of 9-

ANSWER:

We have revised the Controls and Procedures for your comment.

REGISTRATION STATEMENT ON FORM S-1 FILED NOVEMBER 8, 2013
---------------------------------------------------------
GENERAL
-------

         5. As applicable, please amend the Form S-1 to comply with the comments on the Form 10.

ANSWER:

We have included revisions for the comments specific to the Form 10 and we have indicated and marked such changes in the S-1 for your convenience.

UNDERTAKINGS, PAGE 68
---------------------

         6. Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertaking of
Item 512(i)(1) of Regulation S-K, which relates to Securities Act Rule 430A and omitted information. Please revise or explain.

ANSWER:

We have revised the Undertakings section in light of your comment.

THREE FORKS, INC. FINANCIAL STATEMENTS
--------------------------------------
GENERAL
-------

         7. Please update to provide financial statements and corresponding disclosures throughout your filing complying with Rule 8-08 of Regulation S-X.

ANSWER:

Relative to the filing of Amendment No. 1 to the Registration Statement on Form S-1 and in compliance with Rule 8-08 of Regulation S-X, please note that we have appropriately included more recent updated financial statements and relevant disclosures of the Registrant including the financial statements of Five Jab, Inc. as of and for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012 and as of and for the period March 28, 2012 (inception) through December 31, 2012 .

                                  -Page 3 of 9-

EXHIBIT 5.1
-----------

         8. We note outside counsel's reference to "Colorado Laws," which appears to connote a defined term even though none exists. Because such a term could represent a body of law that is less than or different from all applicable Colorado statutory provisions and reported judicial decisions interpreting these laws, please define this term or amend it to comport with the later reference written as "Colorado law." Please see generally Section II.B.3.c of Staff Legal Bulletin No. 19 (CF) (October 14, 2011).

Also, we note that this opinion states "I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which noncompliance with such laws might have on the validity of transfer of the stock." Clarify whether the term "Securities Acts" refers to the Federal securities laws or those of the states. Also, explain to us your reference to "the validity of transfer of the stock." It is not clear to us why you have included such language in your legality opinion.

Answer:

We have revised Exhibit 5.1 for your comments.

EXHIBIT 23.2
------------

         9. We note that the consent for use of the report dated October 25, 2013 for the financial statements of Three Forks, Inc. refers also to the year ended December 31, 2011. However, we note Three Forks, Inc. was not formed until March 28, 2012. Please revise the consent to make reference to the appropriate report period for Three Forks, Inc. In addition, please include a consent for the audited financial statements of Five Jab, Inc.

ANSWER:

The Consent has been both revised to include the audited financial statements of Five Jab, Inc. and to reflect the correct dates.

                                  -Page 4 of 9-

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10 FILED OCTOBER 29, 2013
---------------------------------------------------------------------------
BUSINESS, PAGE 3
----------------
SUMMARY OF OIL AND NATURAL GAS RESERVES, PAGE 13
------------------------------------------------
QUALIFICATIONS OF TECHNICAL PERSONS AND INTERNAL CONTROLS OVER RESERVES
-----------------------------------------------------------------------
ESTIMATION PROCESS, PAGE 13
---------------------------

         10. We have read your response to prior comment 5 in our letter dated September 26, 2013 and note that you have expanded your disclosure to provide the qualifications of the technical person of the third party engineering firm Ralph E. Davis Associates, Inc.

         However, we reissue prior comment 5 in part as you have not amended your filing to provide such disclosure relating to the technical person within the Company primarily responsible for overseeing the estimates of reserves determined and subsequently presented by the Company.

ANSWER:

We have revised the disclosure to include Mr. Pollard as the person at the Company responsible for overseeing such items.

SUMMARY OF OIL AND NATURAL GAS PROPERTIES AND PROJECTS, PAGE 14
---------------------------------------------------------------
PRODUCTION, PRICE AND COST HISTORY, PAGE 14
-------------------------------------------

         11. We have read your response to prior comment 6 and note that your disclosure of net production is limited to the total amount expressed in barrels of oil equivalent. We reissue comment 6 in part as Item 1204(a) of Regulation S-K requires the separate disclosure of net production by final product sold, of oil, gas, and other products. Please expand your disclosure to provide the produced volumes of oil and of natural gas as separate products.

ANSWER:

Please see the revised disclosures in compliance with Item 1204(a) of Regulation S-X as to separately reporting the oil and natural gas products.

                                  -Page 5 of 9-

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 59
----------------------------------------------------
GLOSSARY OF TERMS, PAGE 59
--------------------------

         12. We have read your response to prior comment 14 and note that the definitions you disclose in the glossary on page 59 and elsewhere on pages F-16 and F-27 predate the definitions amended by Release No. 33-8995, Modernization of Oil and Gas Reporting, effective January 1, 2010. We reissue comment 14 and refer you to Rule 4-10(a)(22) proved oil and gas reserves, Rule 4-10(a)(6) developed oil and gas reserves and Rule 4-10(a)(31) undeveloped oil and gas
reserves       contained       in       Release       No.       33-8995       at
http://www.sec.gov/rules/final/2008/33-8995.pdf. The definitions contained in Rule 4-10 of Regulation S-X begin on page 133.

ANSWER:

Please see our revised disclosures to the definitions of proved oil and gas reserves, developed oil and gas reserves and undeveloped oil and gas reserves that now comply with Rule 4-10 of Regulation S-X and Modernization of Oil and Gas Reporting effective January 1, 2010.

THREE FORKS, INC. FINANCIAL STATEMENTS
--------------------------------------
NOTE 14 - SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), PAGE F-16
-----------------------------------------------------------------------------
ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES, PAGE F-17
--------------------------------------------------------------

         13. We note your disclosure of oil and natural gas prices on page F-17 as of June 30, 2013 and elsewhere on page F-29 as of December 31, 2011 and December 31, 2012. Based on the information disclosed, it appears to us that the prices used to estimate the reserves and future cash inflows may not conform to the requirements for proved reserves set forth in Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20.

Please tell us the reference hub or sales pricing point (e.g. WTI spot oil price at Cushing, Oklahoma and cash market natural gas price at Henry Hub, Louisiana) relating to the oil and natural gas base prices presented. Additionally, please provide us with a spreadsheet of the first-day-of-the-month oil and natural gas prices excluding adjustments for differentials by month for the 12-month period ending December 31, 2011, December 31, 2012 and June 30, 2013 used to calculate the base prices as disclosed. Furthermore, if you determine that your oil and natural gas prices do not meet the requirements set forth in Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20, please amend your filing to revise your estimates of net reserves and future cash inflows.


                                  -Page 6 of 9-

ANSWER:

We will delivery by overnight delivery "5 Jab Reserve Study Price FDOM Amended 2 093013" that reflects the FDOM oil and natural gas prices for the periods presented that conforms to the requirements for proved reserves set forth in Rule 4-10(a)(22)(v) of Regulation S-X. In addition, review the application of these FDOM prices as part of the spreadsheets titled "5 Jab Reserve Study Nymex and SEC Prices Amended 2 093013" and "5 Jab Reserve Study Detail Amended 2 093013 that presents an analysis as to the December 31, 2011, December 31, 2012 and September 30, 2013 estimates of net reserves and future cash inflows for the periods presented.

FIVE JAB, INC. FINANCIAL STATEMENTS
-----------------------------------
STATEMENTS OF OPERATIONS, PAGE F-22
-----------------------------------

         14. We note your revisions in response to prior comment 18. Our prior comment requested that the gain on sale of oil and gas properties be presented as a component of income (loss) from operations. However, the classification of this amount as revenue does not appear to be appropriate. Please revise.

ANSWER:

Please see the revised Statement of Operations for the period presented that presents the gain on sale of oil and gas properties as a component of income
(loss) from operations separate from revenue.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-25
--------------------------------------------------------------
PROPERTY AND EQUIPMENT, PAGE F-25
---------------------------------

         15. We note the disclosure stating that the financial statements are prepared under the successful efforts method of accounting. We also note the disclosure stating that the financial statements are prepared using the full cost method of accounting. Please revise to clearly state the method of accounting used to prepare these financial statements.

ANSWER:

Please see the revision to the disclosures under Property and Equipment that more clearly states that the financial statements attached to and accompanying the filing are prepared using the full cost method of accounting.

                                  -Page 7 of 9-

NOTE 5 - SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), PAGE F-27
----------------------------------------------------------------------------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, PAGE F-29
-------------------------------------------------------------------

         16. Please explain to us each of the factors and adjustments and how they were applied to the Ralph E. Davis Associates, Inc. reserves report to derive the dollar amounts presented on page F-30 relating to the future cash inflows, production and development costs attributed to Five Jab, Inc. as of December 31, 2012 and June 30, 2013.

ANSWER:

Please review "5 Jab PDP Case Runs Amended 2 010113" that reports at December 31, 2012 the amended reserve information in conjunction with the above files as part Comment #13 that provides an explanation of the factors and adjustments that derive the dollar amounts attributable to the future cash inflows, production and development costs attributed to Five Jab, Inc. as of December 31, 2012 and September 30, 2013.

THREE FORKS, INC. PRO FORMA FINANCIAL STATEMENTS
------------------------------------------------
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS, PAGE F-35
----------------------------------------------------------------

         17. We have considered your response to prior comment 23 and note that while you revised reference to the historical financial statements of Three Forks Inc. to be for the period March 28, 2012 (Inception) to December 31, 2012, the amounts in the column labeled "Historical" do not match precisely the applicable financial statement on page F-4. Please revise the column labeled "Historical" to match that of Three Forks Inc. for the relevant period, or provide additional details to support your presentation of a column labeled "Historical" which does not match precisely the relevant financial statement.

ANSWER:

Please see the revised historical financial statement of Three Forks Inc. for the period March 28, 2012 (inception) to December 31, 2012 presented in the Pro Forma Condensed Statement of Operations that now matches precisely the historical financial statements of Three Forks Inc. presented on page F-4.

EXHIBITS
--------
GENERAL
-------

         18. We note your response to prior comment 24, and we reissue such comment in part. Newly filed Exhibits 10.15, 10.16, and 10.17 are not identified as such on the first page. Please make sure that exhibit numbering is displayed on the first page of each exhibit.

                                  -Page 8 of 9-

ANSWER:

We have re-filed such exhibits.

         19. We note your response to prior comment 26, and we reissue such comment in part. With respect to your Purchase Sale and Participation Agreement with 5 Jab, Inc., filed as Exhibit 10.12, we note that you have labeled sub-exhibits "A" through "C" as "omitted." For any material plan of acquisition,
Item 601(b)(2) of Regulation S-K does not require the filing of schedules (or similar attachments) to such exhibits "unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document." However, Item 601(b)(10) of Regulation S-K, under which you have filed this agreement, contains no comparable provision.

If you are attempting to take advantage of the allowance Item 601(b)(2) affords, you must file this agreement as a series-2 exhibit and supplementally provide your justification for doing so. Additionally, you must add a footnote to your exhibit list indicating that certain sub-exhibits have been omitted, together with a statement that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. However, if the agreement properly fits within Item 601(b)(10) and not Item 601(b)(2), then you must file a complete version of the agreement, omitting only those portions that are the subject of a confidential treatment request.

With respect to any other material contracts that do not qualify for an allowance such as that afforded by Item 601(b)(2) of Regulation S-K, please ensure that you have filed complete versions of the agreement, including any schedules and exhibits. As an example, we note that you have not filed Exhibits "A" (Secured Promissory Note Holders) or "B" (Pledged Collateral Description) to the newly filed Form of Convertible Promissory Note & Mortgage, Security and Pledge Agreement filed as Exhibit 10.18. Please re-file such agreements to include all of the exhibits.

ANSWER:

We have made the necessary revisions to include such disclosure.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:cc



                                  -Page 9 of 9-